PAREXEL International

195 West Street
Waltham, Massachusetts 02451
781 487 9900

March 1, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    PAREXEL International Corporation
    Form 10-K for Fiscal Year ended June 30, 2012
    Filed August 27, 2012
    Form 8-K Dated October 30, 2012
    Filed October 31, 2012
    File No. 000-21244

Ladies and Gentlemen:

This letter is in response to the comment letter dated February 20, 2013 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended June 30, 2012 (the “Form 10-K”) and the Form 8-K filed October 31, 2012 (the “Form 8-K”) of PAREXEL International Corporation (the “Company” or “we”). This letter restates the numbered comments of the Staff in bold/italic font and in the discussion set forth below each comment is the Company’s response.

Form 10-K filed August 27, 2012
Notes to Consolidated Financial Statements
Note 13. Income Taxes, page 53

1.
You state it is not “practical” to determine the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. Please provide us proposed disclosure to be included in future periodic report to comply with ASC 740-30-50-2.c. which request disclosure of the amount of unrecognized deferred tax liability, if practicable, or a statement that determination is not practicable.

Responses:

In response to the Staff's comment, the Company will revise its disclosure in future filings.  Using data from the Form 10-K for the fiscal year ended June 30, 2012 for purposes of illustration, the following is an example of the disclosure that we will include in our future filings.

“Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings are indefinitely reinvested. Undistributed earnings of foreign subsidiaries that are indefinitely reinvested are approximately $327 million and $288 million at June 30, 2012 and June 30, 2011, respectively. Due to the complexities associated with this hypothetical calculation, it is not practicable to estimate the unrecognized deferred tax liability on the earnings that are indefinitely reinvested in foreign operations.”
Form 8-K filed October 31, 2012
Exhibit 99.1
Consolidated Condensed Statement of Operations

2.
In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Responses:
The Company acknowledges the Staff’s comments regarding Question 102.10 of Staff’s Compliance & Disclosure Interpretations for Non-GAAP Financial Measures and Instruction 2 to Item 2.02 of Form 8-K and the necessary application of Item 10(e)(1)(i) in reports furnished to the SEC. The Company will no longer present tables including full statements of income for non-GAAP earnings when reconciling to GAAP earnings in future Item 2.02 Form 8-K submissions or elsewhere.

*******

In connection with responding to the Staff’s comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 781-434-4310, james.winschel@parexel.com, or Douglas Batt of PAREXEL at 781-434-4158, douglas.batt@parexel.com, or W. Brett Davis of PAREXEL at 781-434-4056, brett.davis@parexel.com.

Very truly yours,

/s/ James F. Winschel, Jr.

James F. Winschel, Jr.
Senior Vice President and Chief Financial Officer

CC:     Securities and Exchange Commission:

Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Tabatha Akins, Staff Accountant

PAREXEL International Corporation:

Josef H. von Rickenbach, Chairman and Chief Executive Officer
Douglas A. Batt, Senior Vice President and General Counsel
W. Brett Davis, Vice President and Associate General Counsel